



Citi Global Entertainment, Media & Telecommunications Conference
Jan. 6-8, 2009

Meredith
CORPORATION

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, as well as any guidance related to the Company's financial performance.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Agenda

- Strategic Overview
- How we will Grow
- Financial Overview

Broad Media and Marketing Footprint

National Brands
Revenues: $1 billion


Better Homes and Gardens.
Parents
FamilyCircle
mind, body + spirit fitness
More
american baby
LADIES' Home Journal

- 25 subscription titles
- 150 Newsstand titles

Local Brands
Revenues: $300 million


FOX 12 OREGON KPTV • PORT
PDX49
KCTV 5 KANSAS C
my ksmo TV
CBS 5
46 cbs46.com
EYEWITNESS NEWS 3
CBS 3 SPRINGFIELD

- 12 television stations
- 10% of U.S. households

Online & Diversified
Revenues: $300 million


More.com
directive
genex.
NMS new media strategies
DODGE
STREETS OF L.A
food family
O'GRADY MEYERS
Walmart
REALOGY
FRANCHISING
SETTLEMENT
MORTGAGE
BROKERAGE
RELOCATION
UNIVERSAL FURNITURE

- 40+ Web sites
- Broadband Video
- Integrated Marketing
- Brand Licensing

Balanced Revenue Mix

Advertising Revenues: 60%

Non-advertising Revenues: 40%


Parents
Better Homes and Gardens
More
FOX 12 OREGON
KCTV 5 KANSAS CITY
fitness
mind. body + spirit
my ksmo TV .com
UNIVERSAL FURNITURE
REALOGY
WAL★MART
Better Homes and Gardens NEW COOK BOOK
diabetic LIVING
genex.
free year
10 issues free!
NMS new media strategies
O'GRADY MEYERS
What's New in American Baby?
You Could Win Our $10,000 Kitchen Giveaway

Industry Advertising Mix

	2000	2007	2010 Forecast
Television	**30%**	**34%**	**35%**
Newspapers	29%	24%	18%
Radio	11%	9.4%	8.0%
Yellow Pages	8.8%	7.5%	6.6%
Consumer Magazines	**6.8%**	**6.7%**	**6.0%**
Trade Magazines	5.9%	5.3%	5.7%
Pure-Play Internet	3.6%	8.6%	14%
Out of Home	2.8%	3.7%	4.8%
Other	2.0%	1.0%	2.1%
TOTAL	**100%**	**100%**	**100%**

Source: Veronis Suhler Stevenson –September 2008

Powerful National Consumer Connection

Readership in Millions

	1998	2008
Better Homes and Gardens	34	40
Special Interest Media	18	21
Ladies' Home Journal	16	13
Country Home	8	8
Other	6	9
Subtotal	**82**	**91**
Family Circle	22	21
Parents	12	16
American Baby	6	7
Fitness	6	6
More	NA	2
Subtotal	**46**	**52**
TOTAL	**128**	**143**

+12%

Source: Fall 1998 & 2008 MRI Reports

Strong Subscription-Focused Circulation Model

- Direct Mail response rates strong
  - Both for renewals and new offers
- Progress on direct-to-publisher
  - Acquired titles now at 60%
- Growing online subscriptions
  - 3.3 million annually
- Strong profit contribution

	Rate Base	**% of circulation from subscriptions**
Better Homes and Gardens	7.6M	97%
Ladies' Home Journal	3.8M	94%
Family Circle	3.8M	80%
Parents	2.2M	98%
Fitness	1.5M	87%
More	1.2M	85%
Traditional Home	950,000	88%

Growing Market Share at Newsstand

July – December 2008 vs. July – December 2007

Women's Interest Titles	Current Market Share	Market Share Change (Percent)
Family Circle	24.7%	+2.7%
Better Homes and Gardens	5.0	+0.7
Ladies' Home Journal	4.8	–
More	3.7	+0.7
Meredith total	**38.2%**	**+4.1%**
Rest of field	**61.8%**	**(4.1)%**

Source: Scan data estimates

Growing Local Consumer Connection

Meredith Television Stations

	CY03	CY08
Market growth	10M HH	11M HH
News hours	240	380
Morning news viewership	330,000	420,000
Late news viewership	900,000	1 Million

Source: Nielsen

Broadcasting: Increase Market Share

#1 across all time periods

#1 in afternoon and evening news

#1 in morning and late news

#2 in late news (best performance ever)

Other highlights

	FOX 5 KVVU-TV		my ksmo TV		FOX Carolina	
Morning news		+30%		+150%		+17%
Late news		+40%		+64%		

Source: Nielsen November 2008

Growing Online and Video Portfolio

National Brands


More.com
Meredith Vieira
Parents.com
Biggest Parenting Trends
Better Homes and Gardens
Celebrate 2009!
PLAY & WIN
$330,000

- 25 websites
- 12 million unique visitors
- 150 million page views
- 3.3 million online subscriptions

Local Brands


CBS 5 News Makes Mornings Easier
Weekdays 4:30 - 7:00am
FOX 12 OREGON
WEATHER
46NEWS

- 18 websites
- 8 million unique visitors
- 35 million page views
- Mobile platforms

Broadband

Better

Parents tv

- 2 Broadband channels
- 2.3 million video clips
- Video on demand
- Custom production

Agenda

- Strategic Overview
- How we will Grow
  - Increase market share
  - Grow new revenue streams
- Financial Overview

Publishing: Increase Market Share

	Calendar 2001*	Calendar 2008*	7-Year Cumulative Industry Growth**
Food	12%	22%	+13%
Cosmetics	7%	11%	+1%
Pharmaceutical	7%	11%	+24%
Non-DTC	3%	5%	+23%
Retail	4%	5%	+13%
Home	24%	9%	-28%
Direct Response	17%	11%	-23%
Travel	5%	4%	-12%

* Meredith data

** TNS Media Intelligence, Jan.-Sept. 2001 & 2008

Publishing: Increase Market Share

Corporate Sales

Commodity Sales Strategies

- Maximize salesforce efficiency
- Stress efficiency of portfolio:
  - Broad reach
  - Value
- Emphasize bundled programs


MORE + LESS = GREATER RESULTS
31.5 MILLION
2007 Ad Age Magazine of the Year
19 MILLION
2008 AdWeek Hotlist
13 MILLION
12.7 MILLION
IN THIS ECONOMY,
ARE YOUR MEDIA DOLLARS
WORKING AS HARD AS YOU ARE?
Probably not, if you're spending the bulk of your dollars with Martha Stewart Living, Real Simple and The Oprah Magazine. Our flagship brands deliver the same quality audience and trusted content for a lot less out of pocket and a lower CPM.
For a greater return on your media investment, contact Michael Brownstein, Sr. Vice President, at michael@meredith.com.
Meredith
We inspire. She makes it happen.
Sources: MRI Spring 2008, Total Women; Affinity VISTA Views

Publishing: Increase Market Share


Meredith360°
INSIGHT
STRATEGY
ACTIVATION
MEASUREMENT

Strategic Sales Strategies

- Access more clients directly
- Forge deeper senior-level ties
- Sell solutions, not only ad space
- Emphasize consumer insights

Broadcasting: Increase Market Share

- Grow core advertising revenues
  - Special sales initiatives
  - Contests and incentives
- Emphasize proprietary and new programs
  - Cornerstones
  - Job Connections
  - Product Integration and Sponsorships
  - Better Health
  - Cool Schools

Agenda

- Strategic Overview
- How we will Grow
  - Increase market share
  - Grow new revenue streams
- Financial Overview

Grow New Revenue Streams

- Boost online presence and revenues
- Grow Meredith Integrated Marketing
- Expand brand licensing activities
- Build Hispanic Business
- Increase retransmission revenues
- Grow Meredith Video Solutions

Boost Online Presence and Grow Revenues

- Strengthen position in core categories
- Expand into growth areas
  - Social Networking
- Increase traffic and loyalty
  - Unique visitors up 13% YTD Calendar ‘08
- Aggressively grow revenue and profit


Better Homes and Gardens
FREE YEAR + 2 FREE GIFTS
Decorating
Home Improvement
Food & Recipes
Gardening
Crafts
Holidays
Health & Family
Make-a-Snowflake
Create your own flakes, just for fun or to send to friends
functional
Discover more at Target.com
Better.tv
What is Better.tv
Click here to find out!
Better Today
Meet Our Bloggers
You'll laugh, sigh, and learn a little every day when you visit our knowledgable bloggers of BHG.com. Let their uniq
points of view expand your world, one post at a time.
Inside the Edit Room
Gayle, editor-in-chief for Better Homes and Gardens® magazine, invites you inside our
room with the rest of the BHG editors. Find out how we're putting together future issues
discover ideas you can use now, and share a few of your own.
Click here to read Gayle's blog
Safe Driving Bonus: Part of YOUR CHOICE AUTO, only from Allstate.
FOX 5 NEWS
LOCAL. LAS VEGAS.
COUPONS.COM
Visit Coupons.com
And Start Saving Now
FOX 5 KVVU-TV
LOCAL. LAS VEGAS.
Police: Intoxicated Driver Kills Woman

Growing Online and Video Portfolio

Mixing Bowl
SHARE RECIPES. MAKE FRIENDS. WIN PRIZES.

- Social network for women
- Focus on meals, meal planning
- On Mixing Bowl, she can:
  - Share and find recipes
  - Browse ratings and reviews
  - Join or start a group
  - Contribute to discussions
  - Find answers to her questions
  - Connect with other users

Growing Online and Video Portfolio

- Online social community
- 3 million monthly unique visitors
  - 90% of users are women ages 25-48
- Allows Meredith to combine content, traffic and sales activities
- Minority investment
  - Option to buy company
- Meredith now in Top 5 of online women's networks

Growing Meredith Integrated Marketing Capabilities

FY05	**Meredith Integrated Marketing**	Custom Publishing
FY06	**O'Grady Meyers**	Online CRM Strategy, Branding & Promotions
FY07	**Genex**	Web Site Design and Marketing
	New Media Strategies	Viral and Word of Mouth Marketing
FY08	**Directive**	Database Marketing
	Big Communications	Healthcare Marketing

Expand Brand Licensing Activities


BHG SIPs
Over 160 branded SIPs provide timely access for home renovations
BHG Magazine
39 million readers each month
International Editions
Australia, China, Spain, India
BHG Books
Over 150 branded books including Red Plaid Cookbook 40+ million sold
Better Homes and Gardens
Walmart
BHG Licensed Products
• 550+ home products at Walmart
• Universal Furniture
• Branded music collection at Walmart
• Chief Architect Design software
• Wine Club
• Branded fabric with Jo-Ann Fabric Crafts Superstore
BHG Real Estate Franchise
• In partnership with Realogy Corporation
• Offers a full range of services to brokers, home buyers and sellers
Broadcast
Better TV Show
• An hour-long program with how-to and life-style features
• Airs in over 40 markets nationwide on CBS, NBC, ABC and FOX
• Viewership to approxi-mately 30% of USHH
Broadband
Better.TV
• 20+ channel internet destination
• 1+ million video plays each month
BHG.com
• The ultimate online resource for home and family
• 5 million unique visitors a month

Expand Brand Licensing Activities

- Walmart
  - Full line of Better Homes and Gardens home products
  - Currently over 550 SKUs per store
  - Planned expansion of home and gardening/outdoor living product lines in 2009

Expand Brand Licensing Activities

Better Homes and Gardens at Walmart

- Multi-year licensing agreement
- Meredith receives royalties with minimum guarantees
- Products designed with input from Meredith creative team
- Promotion
  - Walmart marketing support
    - In-store campaign
    - Media campaign (print and TV)
  - Meredith marketing support
    - In magazines and online
    - Cover wraps



Expand Brand Licensing Activities

Meredith International Editions


Canada
(MORE, SIP)
transcontinental
Russia (Wood)
Italy (DL)
Spain
(DL, HHL)
GLOBUS
Mexico (DL)
Lyrsa
China
(Parents, BHG)
SEEC
Mahaka
media
Indonesia (Fitness, Parents)
Greece
(Parents)
India (BHG, Child)
Brazil (Parents)
Pacific magazines
Australia (BHG, DL)

Build Hispanic Business


Out-of-Home
Sampling, Doctor's office wallboard advertising
Magazines
Blogs
EVENTS
Siempre Inspiran Awards, retail
Meredith
HISPANIC VENTURES
Custom Publishing
Creative Services
Database
300K+
Direct Mail
Consumer Insights
Ethnography
Consulting
¡HOLA! Profiles
Hispanic Opinions Lifestyles and Attitudes
MetLife
charlablog
Te lo contamos todo...
mimos BLOG
la voz de los padres latinos
Padres Guía sobre sus niños
Espera
Padres Bebé
Padres
mujer
goodneighbor
subebé
jugando

Increase TV Retransmission Revenues


$4
$8
$15
FY06
(Actual)
FY08
(Actual)
FY10
(Estimate)

$ in millions

Grow Meredith Video Solutions

- Broadcast television
  - Local advertising
  - Sponsorships
  - Syndication

- Broadband video
  - Advertising spots
  - Sponsorships
  - Product placement

- Custom video production

Better.tv

Home. Family. Life.


Parents tv
Today on Parents.tv
Top Stories on Parents.tv
WATCH NOW
Video Channels
Parents.tv
Pregnancy Basics
Baby & Toddler
Healthy Kids
Family Life
It Moms
Doc Talk
Marni Renison
IT MOM
Tennis Lessons
Help Moms In Need
Healthy Home
Overbooked Families

Start Healthy Stay Healthy

KRAFT

Grow Meredith Video Solutions

“Better” syndicated show markets


Yakima
Spokane
Portland
Medford
Salt Lake City
San Francisco
Denver
Colorado Springs
Las Vegas
Bakersfield
Albuquerque
Phoenix
San Diego
Green Bay
Grand Rapids
Milwaukee
Toledo
Champaign
Cleveland
Indianapolis
Kansas City
Nashville
Chattanooga
Jackson
Dothan
Ft. Myers
Binghamton
Rochester
Portland
Springfield
Saginaw
Elmira
Buffalo
Providence
Hartford
Scranton
Harrisburg
Philadelphia
Charlottesville
Norfolk
Tri-Cities
Greenville
10 Meredith markets
30 Non-Meredith markets
3 New markets (early 2009)

Agenda

- Strategic overview
- How we will grow
- Financial overview

Strong Operating Cash Flow


12% CAGR
$163
$171
$194
$211
$256
2004
2005
2006
2007
2008

$ in millions

Cash Flow Fiscal 1999 through 2008

Operating Cash Flow	$1,700
Net Debt	300
Stock Option Exercises	200
Available Cash	**$2,200**
Acquisitions, Net of Dispositions	$1,000
Share Repurchases	700
Capital Expenditures	300
Dividends	200
Utilization of Cash	**$2,200**

$ in millions

Calendar Year Dividends Per Share


12% CAGR
$0.28
$0.30
$0.32
$0.34
$0.36
$0.38
$0.48
$0.56
$0.64
$0.74
$0.86
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Conservative Capital Structure

- $455 million total debt
- 4.5% cost of debt
- 1.6x debt to EBITDA

As of Dec. 30, 2008

Current Valuation Metrics

• Current dividend yield:	5.0%
• EPS multiple:	5.9x
• EBITDA multiple to market capitalization:	2.6x
• EBITDA multiple to total capitalization:	4.2x

Calculated using Meredith closing price on Dec. 31 and trailing 4 quarters actual results, excluding special items

Summary

- Vibrant and profitable media assets and brands
- Growing online and video presence
- Comprehensive Integrated Marketing capabilities
- Growing brand licensing revenues
- Strong financial foundation